FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 4, 2009

1. DATE, TIME AND PLACE: December 4, 2009, at 11:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luiz Antônio, 3.142, in the city of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: Call notice was duly made pursuant to Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4. AGENDA: (a) Approve the issuance of five hundred (500) unsecured simple debentures not convertible into shares, in the maximum total amount of five hundred million reais (R$500,000,000.00) (“Debentures”); and (b) Approve the renewal of Pão de Açúcar Fundo de Investimento em Direitos Creditórios (“PAFIDC”), as well as the issuance of new senior quotas in the amount of fifty million reais (R$50,000,000.00); and (c) Authorize the Company’s Board of Executive Officers to carry out all acts necessary for the formalization of the aforementioned resolutions.

5. RESOLUTIONS: After the meeting was convened, Board Members examined the items in the agenda and by unanimous vote resolved as follows:

5.1. Approve the eighth (8th) issuance of simple debentures, pursuant to CVM Instruction 476, dated January 16, 2009, according to the “Private Deed of the 8th Issuance of Simple Debentures, Not Convertible into Shares, of Companhia Brasileira de Distribuição”(“Deed of Issuance”), in the maximum total amount of five hundred million reais (R$500,000,000.00), which shall have the following characteristics and conditions:

(a) Total Issuance Amount: Five hundred million reais (R$500,000,000.00) .
(b) Number of Debentures: Five hundred (500) Debentures.
(c) Unit Face Value: On the Issuance Date, the unit face value of the Debentures shall be one million reais (R$1,000,000.00), as defined below (“Unit Face Value”).
(d) Series: The Debentures shall be issued in a single series.
(e) Format and Convertibility: The Debentures shall be issued in registered book-entry form, with no certificates. The Debentures shall not be convertible into shares issued by the Company.
(f) Type: The Debentures shall be unsecured, pursuant to the provisions of Article 58 of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”).

(g) Issuance Date: For all legal effects, the Debentures issuance date shall be December 15, 2009 (“Issuance Date”).
(h) Validity and Maturity: sixty (60) months as from the Issuance Date, thus maturing on December 15, 2014 (“Maturity Date”).
(i) Distribution Plan: The Debentures shall be the purpose of a Limited Offering solely intended for qualified investors, as defined in CVM Instruction 476/09, in accordance with the distribution plan described in the Deed of Issuance.
(j) Placement and Trading: The Debentures shall be registered for distribution in the primary market and for trading in the secondary market through the Securities Distribution System (SDT) and the National Debentures System (SND), respectively, both managed and operated by CETIP S.A. - OTC Clearing House for the Custody and Financial Settlement of Securities (“CETIP”), and the trading transactions shall be settled and the Debentures held in custody at CETIP.
(k) Subscription Price: The Debentures shall be subscribed by the Unit Face Value plus Remuneration (as defined below), calculated on a pro rata temporis basis from the Issuance Date up to its effective subscription and payment date.
(l) Payment Method: The Debentures shall be paid on demand, in domestic currency, at the time of subscription.
(m) Remuneration: The Debentures shall be entitled to the accrual of one hundred nine and five tenths percent (109.5%) of the average daily Interbank Deposit (DI) rates of one (1) day (Over Extra Group), called “Overnight DI Rate - Extra Group”, expressed in percentage rate per year, based on two hundred and fifty-two (252) business days, calculated and published by CETIP in the daily bulletin available on its webpage (http://www.cetip.com.br) (“Remuneration”). Remuneration shall be paid as of the thirty-sixth (36th) month after the Issuance Date on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, i.e., December 15, 2014.
(n) Scheduled Repayment: The Unit Face Value of the Debentures shall be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, i.e., December 15, 2014. On each date, one fifth (1/5) of the Unit Face Value of the Debentures shall be paid.
(o) Scheduled Renegotiation: The Debentures shall not be subject to scheduled renegotiation.

(p) Early Maturity: On the occurrence of any of the following events: (i) Company’s winding-up, dissolution, filing for voluntary bankruptcy or bankruptcy not suppressed in the legal period, adjudication of bankruptcy or any similar procedure to be created by law; (ii) proposition, by the Company, of extrajudicial recovery to any creditor or group of creditors, irrespective of a judicial approval for such plan being requested or obtained, or filing, by the Company, of a request for judicial recovery in the courts, irrespective of the approval of the recovery process or its granting by the competent court; (iii) non-compliance by the Company with any pecuniary obligation set forth in the Deed of Issuance; (iv) protests of notes against the Company, which are not remedied or declared illegitimate within fifteen (15) business days, the amount of which, individually or in the whole, is higher than thirty million reais (R$30,000,000.00), except for any protests lodged due to error or bad faith of a third party, provided that it is validly evidenced by the Company within the legal period; (v) non-compliance by the Company with any non-pecuniary obligations set forth in the Deed of Issuance, which is not remedied within fifteen (15) business days counted from the written notice forwarded by the Fiduciary Agent to the Company accordingly; (vi) non-compliance with the obligation to allocate funds raised through the Debentures, as set forth in the Deed of Issuance; (vii) default of any financial debt in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, in the event such default is not cured within five (5) business days counted from the default; (viii) declaration of early maturity of any debt and/or obligation of the Company or any of its subsidiaries which arises from bank loans and/or debt securities which are the responsibility of the Company, in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, except if the debt or obligation is challenged by the Company in good faith and the documents supporting the challenge of the debt or obligation are forwarded to the Fiduciary Agent within ten (10) business days from the date of declaration of early maturity, and a judicial measure is obtained to suspend the collection within five (5) business days from the date of declaration of early maturity; (ix) the representations and warranties granted by the Company in the Deed of Issuance are proven significantly false, inaccurate or misleading; (x) failure to comply with any final and unappealable judicial decision against the Company in the unit or aggregate amount higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, within up to fifteen (15) business days from the date set forth for its compliance; (xi) spin-off, amalgamation or merger of the Company into another company, without the prior express authorization of debenture holders, pursuant to the resolution quorum set forth in the Deed of Issuance, except if the spin-off, amalgamation or merger complies with the requirements of Article 231 of the Brazilian Corporation Law, or also, transfer of the Company’s shareholding control to third parties, except for any transfer of interest among the Company’s current controlling parties or any transfer of the Company’s direct or indirect control to a company in the retail sector; (xii) change of the Company’s business purpose in such a way that its main activity is no longer the food trade; (xiii) transformation of the Company into a limited-liability company; and (xiv) failure to meet, while there are outstanding debentures, the following financial indexes and limits, which will be calculated in the last day of each quarter based on the last twelve (12) months prior to the respective calculation date, based on the Company’s consolidated financial statements, with the first calculation being performed considering the Company’s consolidated financial statements of the quarter ending on September 30, 2009: (a) Consolidated Net Debt (as per definition in the Deed of Issuance) not higher than the Shareholders’ Equity; and (b) Consolidated Net Debt/Consolidated EBITDA ratio (as per definition in the Deed of Issuance) equal to or lower than three point two five (3.25) .
(q) Early Redemption: Allowing the Company, at any time, at its sole discretion, in compliance with the provisions in the Deed of Issuance and the following conditions: (i) in the event it is carried out by the Company before the lapse of the period of twelve (12) months from the Issuance Date, that is, up to December 15, 2010, this date included, the early settlement fee due by the Company shall be equal to one percent (1%) of the Unit Face Value; (ii) if it is carried out by the Company after the lapse of the period of twelve (12) months from the Issuance Date, but before the lapse of the period of thirty-six (36) months from the Issuance Date, that is, between December 15, 2010 (this date excluded) and December 15, 2012 (this date included), the early settlement fee due by the Company shall be equal to sixty hundredths percent (0.60%) of the Unit Face Value; and (iii) if it is carried out by the Company after the lapse of the period of thirty-six (36) months from the Issuance Date, as of December 16, 2012, the early settlement fee due by the Company shall be equal to thirty hundredths percent (0.30%) of the Unit Face Value. The Debentures subject to early redemption shall be cancelled by the Company.

(r) Late Payment Fine and Interest: Should there be delay in the payment to be made by the Company, the overdue and unpaid debts shall be subject, from the date of default up to the date payment is actually made, irrespective of any notice, notification or court or out-of-court summons, to: (i) a conventional, non-reducible and non-compensatory fine of two percent (2%); and (ii) a late payment interest at the rate of one percent (1%) per month, both applicable to the amounts in arrears.
(s) Guarantee: The Issuance shall not be guaranteed.
(t) Lead Coordinator: BB-Banco de Investimentos S.A.
(u) Fiduciary Agent: Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A.
(v) Agent Bank, Depositary Agent: Banco Bradesco S.A.

5.2. Approve the renewal of PAFIDC, effective until December 7, 2012, and the issuance of new senior quotas in the amount of fifty million reais (R$50,000,000.00), with PAFIDC’s total senior quotas going up to one billion and seventy thousand reais (R$1,070,000.00) . For the senior quotas, the Fund shall seek to reach a benchmark (i) corresponding to one hundred and five percent (105%) of the average daily Interbank Deposit (DI) rate of one (1) day (Extra Group), calculated and published by CETIP S.A. - OTC Clearing House for the Custody and Financial Settlement of Securities, and capitalized on an annual base (considering a year of two hundred and fifty-two (252) business days) (“DI Rate”), in the period from the date of payment of the senior quotes and May 26, 2010 (this date included); and (ii) corresponding to one hundred nine and five tenths percent (109.5%) of the average DI Rate for the period between May 27, 2010 and December 7, 2011. Within at least sixty (60) days prior to December 7, 2011, the Annual Meeting of Quotaholders of PAFIDC shall meet to decide about the change to the benchmark applicable to the period of twelve (12) months subsequent to this date.

5.3. Authorize the Company’s Board of Executive Officers to implement, formalize and execute all acts and documents necessary for the formalization and improvement of the resolutions aforementioned.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After the meeting was resumed, these minutes were read, approved and signed by all in attendance. São Paulo, December 4, 2009. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending Board Members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Hakim Laurent Aouani, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira.

This is a free English translation of the original instrument drawn up in the company’s records.

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 4, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.